UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on April 21, 2015

April 21, 2015

Royal Dutch Shell plc (the "Company") announces that it yesterday received notification from Gerard Kleisterlee, a Non-executive Director of the Company, that he has acquired a total of 254 Royal Dutch Shell plc A shares of Euro 0.07 through the Scrip Dividend Programme and a Dividend Reinvestment Plan as set out
below.
Transaction date Number of A shares
March 26, 2014 [A] 63
June 25, 2014 [A] 60
December 22, 2014 [B] 63
March 20, 2015 [B] 68

[A] Scrip Dividend Programme
[B] Drip Reinvestment Plan

The prices paid for each transaction were as follows: March 26, 2014 (€ 26.25);
June 25, 2014 (€29.86); December 22, 2014 (€26.25); March 20, 2015 (€27.88).

The transactions took place in Amsterdam.

ENQUIRIES
MEDIA
International: +44 (0) 20 7934 5550
USA: +1 713 241 4544
INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 832 337 2034

..............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: April 21, 2015	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary